Exhibit (a)(6)

inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
Fax: (408) 570-1230
Web: http://www.inSilicon.com

August 6, 2002

To Holders of Exchangeable Shares of inSilicon Canada Ltd.:

We are pleased to inform you that on July 23, 2002, inSilicon Corporation entered into a merger agreement with Synopsys, Inc., pursuant to which Ferrite Acquisition Corp., a wholly owned subsidiary of Synopsys, has today commenced a cash tender offer to purchase all of the outstanding shares of inSilicon at US$4.05 per share.

The tender offer is conditioned on the minimum tender of a majority of inSilicon’s shares, calculated on a fully diluted basis (including all shares issuable upon the exchange of Exchangeable Shares and all shares issuable upon the exercise of options to purchase inSilicon shares, other than options with an exercise price that is greater than US$4.05), as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Synopsys’ obligation, subject to certain conditions, to complete its acquisition of inSilicon, once the tender offer is completed, through a merger in which all inSilicon shares not purchased in the tender offer will be converted into the same net price per share as is paid in the tender offer.

Phoenix Technologies Ltd., the holder of approximately 58% of the outstanding inSilicon shares, calculated on a fully diluted basis, has signed an agreement obligating it to tender its shares under the tender offer. If Phoenix tenders its shares under the tender offer, the minimum tender condition will be met. In addition, each of the directors and executive officers of inSilicon has signed agreements obligating them to tender their shares under the tender offer. The shares held by such directors and executive officers together represent less than 1% of the outstanding shares of inSilicon, calculated on a fully diluted basis.

The Board of Directors of inSilicon has determined, based upon the unanimous recommendation of the Special Committee of the Board of Directors of inSilicon, that the terms of the tender offer and related merger are in the best interests of the holders of inSilicon shares (other than Phoenix, as to which no determination was made), and recommends that holders of inSilicon shares (other than Phoenix, as to which no recommendation is made) accept the tender offer by tendering all of their shares before the tender offer expires on September 4, 2002.

As you know, the Exchangeable Shares of inSilicon Canada Ltd. held by you are exchangeable into inSilicon shares. If you wish to participate in the tender offer and receive US$4.05 per inSilicon share into which your Exchangeable Shares are exchangeable, you can do so by following the instructions set forth below beneath the caption “How to Participate in the Tender Offer.”

The following tender offer and related materials are enclosed with this letter:

1.	The Offer to Purchase of Synopsys and Ferrite Acquisition Corp. (the “Purchaser”) describing the terms and conditions of the tender offer.

2.
The Solicitation/Recommendation Statement of inSilicon containing the recommendations of the Special Committee and the Board of Directors of inSilicon, and explaining the reasons for such recommendations and the background to the tender offer.

3.	A Notice of Conditional Retraction for use by Exchangeable Shareholders who wish to conditionally retract their Exchangeable Shares to participate in the tender offer.

4.	A Letter of Transmittal (yellow) for use by you in tendering the inSilicon shares into which your Exchangeable Shares are exchangeable (referred to below as the “underlying inSilicon shares”).

How to Participate in the Tender Offer

You may participate in the tender offer by:

(a)	completing and signing both (i) the Notice of Conditional Retraction and (ii) the Letter of Transmittal (on yellow paper);

(b)
sending these documents, along with your Exchangeable Share certificate(s), by courier or by registered mail to inSilicon Corporation, c/o Cooley Godward LLP, 5 Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94396, Attention: Raymond I. Friedman, Esq., so that they are received by inSilicon no later than 5:00pm (California time) on August 28, 2002. In order to ensure that the underlying inSilicon shares may be validly tendered, inSilicon reserves the right not to accept documents received after such date.

By doing so you are conditionally exercising your retraction right to exchange your Exchangeable Shares and you are also tendering the underlying inSilicon shares under the tender offer. In the event that the tender offer does not close, the retraction will be void and the Exchangeable Shares that are subject to the conditional retraction will be returned to you.

Following the successful completion of the tender offer, if you have validly conditionally retracted your Exchangeable Shares and properly tendered the underlying inSilicon shares, you will receive a cheque representing the total purchase price of the underlying inSilicon shares.

Conditional Automatic Redemption if You Choose not to Participate in the Tender Offer

In accordance with terms of the Exchangeable Shares, inSilicon Canada Ltd. has accelerated the redemption date for the Exchangeable Shares conditional upon the successful completion of the tender offer (as described in the Notice of Accelerated Redemption Date that accompanies this letter). If the tender offer is successfully completed, your Exchangeable Shares will be automatically exchanged into the underlying inSilicon shares even if you have not conditionally retracted your Exchangeable Shares. Unless you conditionally retract your Exchangeable Shares and submit a duly completed Letter of Transmittal as described above, however, the underlying inSilicon shares will not be tendered under the tender offer.

In the event the tender offer is successfully completed and you have not conditionally retracted your Exchangeable Shares or otherwise validly tendered the underlying inSilicon shares, you will be entitled to receive a certificate representing the underlying inSilicon shares provided you have surrendered your Exchangeable Share certificate(s) to inSilicon. Such inSilicon shares will be converted into the right to receive the same per share price as paid in the tender offer upon the completion of the merger of the Purchaser with inSilicon. In the event that the Purchaser acquires 90% or more of the inSilicon shares under the tender offer, however, you will simply receive a payment of US$4.05 for each underlying inSilicon share, provided you have surrendered your Exchangeable Share certificate(s) to inSilicon.

If you miss the August 28th deadline for conditional retraction, you can deliver the Letter of Transmittal directly to the Depositary for the tender offer, Computershare Trust Company of New York (the “Depositary”), on or before the expiration of the tender offer, at the address set forth on the last page of the Letter of Transmittal. In such circumstances, upon completion of the tender offer if you have properly completed the Letter of Transmittal, you will be entitled to receive US$4.05 per underlying inSilicon share, provided you have surrendered your Exchangeable Share certificate(s) to inSilicon.

Further Assistance

If you have any questions concerning this letter, the enclosed materials or your Exchangeable Shares, please contact Raymond Friedman at (650) 843-5378 for further information.

If you require assistance completing the Letter of Transmittal please contact the above person as noted or the Depositary or D.F. King & Co., Inc., the Information Agent for the tender offer, at the contact numbers set forth on the last page of the Letter of Transmittal.

Please consult with your tax, legal and financial advisors for legal or financial advice pertaining to your specific circumstances.

Yours truly,

INSILICON CORPORATION

Barry Hoberman, President and Chief Executive Officer

If you wish to participate in the tender offer you must properly complete and duly execute (i) the Notice of Conditional Retraction and (ii) the Letter of Transmittal, which is printed on yellow paper. Those documents, together with your Exchangeable Share certificate(s), should be delivered by courier or sent by registered mail to inSilicon Corporation, c/o Cooley Godward LLP, 5 Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94396, Attention: Raymond I. Friedman, Esq., for receipt by inSilicon no later than 5:00 p.m. (California time) on August 28, 2002, in order to ensure that the underlying shares may be validly tendered. inSilicon reserves the right not to accept documents received after such date.